DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 16, 2006

06024197

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Re: Wells Fargo & Company
Incoming letter dated December 22, 2005

Dear Ms. Zahn:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Wells Fargo by The Community Reinvestment Association of North Carolina, Thomas McK. Thomas and Joyce Sirlin-Rand. We also have received letters from the proponents dated January 13, 2006 and January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Peter Skillern
Executive Director
The Community Reinvestment Association of North Carolina
P.O. Box 1929
114 West Parrish Street
Second Floor
Durham N.C. 27702

cc: Thomas McK. Thomas
3450 Church School Road
Doylestown, PA 18901

Joyce Sirlin-Rand
217 Bryant Avenue
Ithaca, NY 14850

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

VIA FEDERAL EXPRESS

December 22, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina, Thomas McK. Thomas and Joyce Sirlin-Rand

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2006 annual meeting of stockholders (collectively, the "2006 Proxy Materials"), in reliance on Rule 14a-8(i)(7), (i)(2), (i)(6), and (i)(3), a proposal (the "Proposal") submitted by The Community Reinvestment Association of North Carolina, Thomas McK. Thomas and Joyce Sirlin-Rand (the "Proponents").

On November 2, 2005, the Company received the Proposal and a related supporting statement (the "Supporting Statement"). In summary, the Proposal requests that the Board of Directors of Wells Fargo implement a policy mandating that Wells Fargo will not provide credit or other banking services to lenders that are engaged in payday lending. The text of the Proposal and the Supporting Statement are attached to this letter as Exhibit A. As used in this letter, the term "Proposal" means collectively, the Proposal and the Supporting Statement.

Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2006 Proxy Materials pursuant to Rule14a-8(j) on the alternative grounds (1) that the Proposal deals with a matter relating to the conduct of Wells Fargo's ordinary business operations; (2) that the Proposal, if implemented, would cause Wells Fargo to violate the law and, accordingly, Wells Fargo lacks the authority to implement the Proposal; and (3) that the Proposal is vague and indefinite in violation of Rule 14a-9 and 14a-5. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule14a-8(i)(7), (i)(2), (i)(6) and (i)(3) for the reasons stated herein.

Wells Fargo expects to file its definitive 2006 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2006. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2006 Proxy Materials with the Commission.

The Proposal

The Proposal requests that "the Board of Directors implement a policy mandating that Wells Fargo will not provide credit or other banking services to lenders that are engaged in payday lending."

Discussion

1. Wells Fargo may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Wells Fargo's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. In SEC Release No. 34-40018, the Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998). The Commission stated that this policy rests on two central considerations. The first is the subject matter of the proposal. In this regard, the Commission said that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Id.

A. The Proposal Relates to Wells Fargo's Ordinary Business Operations

Wells Fargo is a diversified financial services company, providing banking, insurance, investment, mortgage, and other commercial and consumer financial services, including credit and deposit services, to its customers. Wells Fargo serves approximately 23 million customers though more than 6,200 stores, the internet and other distribution channels across North America and elsewhere internationally. The Proposal attempts to allow stockholders, rather than management, to decide when and to whom Wells Fargo can or cannot provide credit and offer other banking services. The subject matter of the Proposal relates directly to Wells Fargo's ordinary business operations, as it addresses decisions that are part of management's day-to-day activities. Indeed, as discussed in more detail below, the Staff found in *Bank of America Corporation* (March 7, 2005) that there was a basis for excluding a proposal that was identical to the Proposal on the grounds that the proposal received by Bank of America related to its ordinary business operations.

The Staff has agreed that the decision to extend credit to particular types of customers involves day-to-day business operations, and that the credit and other policies a company applies in making lending decisions are particularly complex, such that shareholders are generally not in a position to make an informed judgment. For example, in *Bank of America,* the Staff found that a proposal requesting that the board of directors implement a policy mandating that Bank of America not provide credit or other banking services to lenders that are engaged in payday lending was excludable because it related to Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Similarly, in *Bancorp Hawaii, Inc.* (February 27, 1992), the Staff found that a proposal that would have prohibited the company from participating in a number of specified business activities related to the proposed Honolulu rapid transit system, including purchasing bonds, making loans, and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Centura Banks, Inc.* (March 12, 1992) ("Centura Banks") a proposal requiring the company to refrain from knowingly having business dealings with anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989) a proposal prohibiting loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. As with these proposals, the Proposal seeks to determine the customers to which Wells Fargo may provide services and products (i.e., credit and other banking services) and addresses Wells Fargo's credit policies, loan underwriting and customer relationships. The Proposal, therefore, is excludable as dealing with ordinary business operations.

The Staff has also found that decisions regarding other banking services are ordinary business. In *Citicorp* (January 26, 1990), the Staff found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11,

1993) a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses Wells Fargo's provision of banking services and customer relationships. See also *Bank of America,* supra.

In sum, Wells Fargo's core business is providing credit and other banking services. The Proposal would prohibit the extension of credit and the provision of other banking services to certain customers and, thus, seeks to give stockholders power over Wells Fargo's ordinary business operations.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. Proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ." Release No. 34-40018.

Although Wells Fargo is aware of and agrees with the Staff's position that predatory lending may raise significant policy issues, we do not believe that the Proposal raises a significant social policy issue as contemplated by Rule 14a-8(i)(7). In *American International Group* (February 17, 2004) and *Household International, Inc.* (February 26, 2001), proposals linking executive compensation to successfully addressing predatory lending concerns and practices were not excludable under Rule 14a-8(i)(7). In *Conseco,* Inc. (April 5, 2001) and *Associates First Capital Corporation* (March 13, 2000), proposals to form a committee to develop policies to ensure that the company did not engage in predatory lending practices were not excludable under Rule 14a-8(i)(7). In each of these no-action letters, the proponents' concerns were focused directly on the predatory lending practices of the subject companies. The proponents did not want these specific companies to make predatory or sub-prime loans and/or they sought to use executive compensation as leverage to that end. Unlike the proposals in *American International Group*, *Household International*, *Conseco*, and *Associates First Capital*, the Proposal is not focused on the predatory lending practices of Wells Fargo, and the Proposal is not requesting Wells Fargo to stop making predatory or non-prime loans. Instead the Proposal focuses on Wells Fargo's relationships with payday lenders. The Proposal attempts to paint all payday lenders as engaging in predatory lending activities.

Wells Fargo does not engage in or condone so-called predatory lending or support companies that it knows are participating in such unethical activity. On a selective, case-by-case basis, Wells Fargo provides loans to non-prime lenders that are creditworthy and engaged in legal business activities. Wells Fargo also is a direct lender or participant with others in providing credit facilities to other financial institutions and companies engaged in consumer finance whose business may include acting as a payday lender.

Loans and credit facilities extended by Wells Fargo to non-prime lenders involve a thorough credit analysis, extensive due diligence, sound underwriting, diligent account management, and intensive monitoring. Accordingly, decisions regarding the extension of credit and provision of banking services to these lenders relate to the daily operations of Wells Fargo and do not raise significant policy concerns.

C. Conclusion

The extension of credit and the provision of banking services are core components of Wells Fargo's ordinary business operations. See *Bank of America.* Accordingly, the Proposal may be omitted from proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. Wells Fargo may omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal, if implemented, would cause Wells Fargo to violate state law, and, accordingly, Wells Fargo lacks the authority to implement the Proposal.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." Wells Fargo has numerous agreements with customers under which it is contractually committed to extend credit and provide other related banking services for predetermined periods of time as long as the customer is not in default. Some of these relationships may be with companies that the Proponents would deem to be engaged in payday lending.

The Proposal would require Wells Fargo to unilaterally terminate its legal obligations to extend credit and provide other banking services as required by its customer agreements, resulting in Wells Fargo breaching its contractual obligations and subjecting the company to potential liability for damages to its customers as a result of such breaches. The Staff has consistently permitted the exclusion of stockholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations. See *NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001).

Accordingly, Wells Fargo believes that the implementation of the Proposal would require it to breach unilaterally its obligations under its customer agreements, in violation of the applicable governing state law, and is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

3. Wells Fargo may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. See *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001). Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough clear information for Wells Fargo's stockholders to make an informed decision on the matter being presented. Furthermore, it does not include enough clear information for Wells Fargo to be able to implement it without making assumptions regarding what the Proponents actually had in mind. Wells Fargo is unable to determine what the Proposal actually is requesting and believes that its stockholders will face a similar dilemma if presented with the Proposal. In addition, the supporting statement offers little specific guidance to help clarify the Proposal.

The Proposal requests "that the Board of Directors implement a policy mandating that Wells Fargo will not provide credit or other banking services to lenders that are engaged in payday lending." The Proposal does not define what constitutes being "engaged in payday lending" or indicate what products are included in "other banking services." Not only do the Proponents not define what is meant by "payday lending," there is no federal law or regulation that defines this term. While many states have adopted laws or regulations purporting to regulate this type of business, many states have not. Those states that have adopted laws do not use a consistent definition. In fact, most state laws do not even use the term "payday lending" in legally defining and regulating the activities in question. While many groups colloquially refer to "payday lending," there is no commonly-accepted definition or parameters around these activities either in the industry or among community activists. The Proposal's use of the generic term "payday lending" provides insufficient guidance as to how shareholders should interpret the term or as to how Wells Fargo would implement the Proposal if adopted.

The supporting statement refers to payday loans as having unreasonable interest rates and/or high fees for extremely short terms, but provides no quantification of such matters. This raises a number of unanswered questions: How much is unreasonable? What fees are too high? How short is extremely short? Who decides any of these factors?

If the interest rates or fees charged are legal under state usury laws, are they still unreasonable or too high? Would Wells Fargo be prohibited from dealing with large companies that have a subsidiary deemed to be in the payday lending business? Are short-term lenders covered under the Proposal? For example, many colleges and universities offer students short-term loans. Can Wells Fargo extend credit to those entities? Today, some grocery stores lease space to lenders, some of which may be deemed to be payday lenders. Can Wells Fargo maintain a banking relationship with such grocery stores?

The term "other banking services" raises a number of additional questions: Would the Proposal prohibit Wells Fargo from offering any service to an alleged payday lender? Even ATM usage? What about accepting banking deposits? What about investment banking, M&A advisory services, securities underwriting, or derivatives and foreign exchange transactions?

The supporting statement indicates that "[c]ertain payday lenders provide loans that are predatory." However, the Proposal appears to prohibit loans to all payday lenders, even those that do not provide "predatory" (also undefined) payday loans. It is unclear from the Proposal as to whether Wells Fargo would be prohibited from establishing or maintaining a business relationship with a client that has not acted in a predatory manner. Similarly, it is unclear from the Proposal who would determine whether a particular lender is a payday lender or offers payday loans or on what basis those determinations would be made.

The Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the Company would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." See *A.H. Belo Corp.* (January 29, 1998.) Such proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." See *Philadelphia Electric Company* (July 30, 1992); *NYNEX Corporation* (January 12, 1990); and the Staff's Legal Bulletin 14B (September 15, 2004).

The Proposal is not clearly presented. Wells Fargo's stockholders cannot be asked to guess exactly on what they are voting, and Wells Fargo and its stockholders could have significantly different interpretations of the Proposal. Based on the foregoing, Wells Fargo believes that the Proposal and its supporting statement are so vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2006 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponents of its intention to omit the Proposal from the 2006 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573.

Very truly yours,

Jeannine E. Zahn
Senior Counsel

cc: Peter Skillern, Community Reinvestment Association of North Carolina
Thomas McK. Thomas
Joyce Sirlin-Rand

WHEREAS:

Wells Fargo & Company, through its subsidiary, Wells Fargo Bank, National Association (collectively, "Wells"), provides lenders with credit, which supplies the capital that these lenders need to engage in predatory payday lending, a practice that, we believe, has a negative impact on elderly, minority and low-to-moderate income consumers (collectively, "vulnerable consumers").

Payday loans, as generally defined by bank regulators, are small-dollar, short-term loans that borrowers promise to repay out of their next paycheck or deposit of funds.

Certain payday lenders provide loans that are predatory. These lenders charge unreasonable interest rates and/or high fees for extremely short terms and encourage multiple loan renewals (a practice commonly known as "Loan Flipping"). Such lenders target vulnerable consumers who are least able to afford the cost of such predatory practices.

In our opinion, predatory lending, generally, and the practice of Loan Flipping, specifically, puts vulnerable consumers in a "debt trap," in which they have difficulty paying the principal owed due to the accumulation of exorbitant fees and interest.

For these reasons, predatory payday loans hurt vulnerable consumers and the neighborhoods in which they live.

Wells provides loans to payday lenders that, we believe, engage in predatory payday lending. We believe that by providing such credit to predatory payday lenders, Wells' practices increase the economic obstacles facing vulnerable consumers.

Such lending is contrary to the spirit and provisions of the Community Reinvestment Act of 1977, and the regulations promulgated thereunder, ("CRA"), which obligates Wells to affirmatively meet the credit needs of the communities it serves. Moreover, regulators have warned banks of the significant compliance, legal, and reputational risks of payday lending.

Other major financial institutions such as SunTrust Banks, Inc. ("SunTrust") have recognized that financing predatory payday lenders is a negative practice and have voluntarily ceased to finance payday lenders. In a July 12, 2004 letter to the Federal Reserve Bank of Atlanta, SunTrust's CRA compliance manager stated that after considering the potential reputational risks and consumer harm that could result from lending to such companies, SunTrust is revising its credit policies to prohibit all future loans to businesses that engage in payday lending.

Wells continues to finance payday lenders that, we believe, engage in predatory lending despite the negative socio-economic impact on vulnerable consumers, negative statements on predatory payday lending from regulators and the voluntary withdrawal from the payday lender financing market by other major financial institutions, such as SunTrust.

RESOLVED:

Shareholders request that the Board of Directors implement a policy mandating that Wells Fargo will not provide credit or other banking services to lenders that are engaged in payday lending.

CRA-NC

COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA

VIA FEDERAL EXPRESS

January 13, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
1000 F. Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina, Thomas McK. Thomas and Joyce Sirlin-Rand

Ladies and Gentlemen:

I am the Executive Director of The Community Reinvestment Association of North Carolina ("CRA-NC") and I am writing to notify you of our intention to file a response to Wells Fargo & Company's (the "Company") request that the Staff not recommend enforcement action to the Commission if Wells Fargo omits a proposal (the "Proposal") submitted by The Community Reinvestment Association of North Carolina, Thomas McK. Thomas and Joyce Sirlin-Rand from the 2006 Proxy Materials (the "Proponents").

CRA-NC is a non-profit corporation that promotes and protects community wealth and is a shareholder of the Company. We have concerns about the Company's financing of payday lenders that we believe engage in predatory lending activities. Financing predatory payday lenders is harmful to consumers to whom predatory payday loans are marketed and such loans violate public policy. As you likely know, recent responses by the Securities and Exchange Commission (the "SEC") to requests for No-Action Letters have indicated "that predatory lending is within the purview of shareholders as a matter of significant social policy." See American International Group, SEC No-Action Letter, 2004 WL 334471 (February 17, 2004).

I hereby request that the Staff not make a recommendation on enforcement action before the CRA-NC is able to issue a substantive response to the Company's request. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. If the Staff has any questions, please contact the undersigned at **919-667-1557 ext 22**.

Very truly yours,

Peter Skillern
Executive Director

COMMUNITY REINVESTMENT ASSOCIATION
CRA-NC *of* NORTH CAROLINA

VIA FEDERAL EXPRESS

January 24, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
1000 F. Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina, Thomas McK. Thomas and Joyce Sirlin-Rand

Ladies and Gentlemen:

We are responding in opposition to the request (the "No Action Request") for confirmation submitted by Wells Fargo & Company ("Company") that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its 2006 proxy statement the stockholder proposal (the "Proposal") submitted by the Community Reinvestment Association of North Carolina ("CRA-NC"). If approved, the Proposal would ask the Company's board of directors to implement a policy that will ensure the Company does not provide credit or other banking services to lenders that are engaged in predatory payday lending. For the reasons set forth in detail below, we ask that the Company's No Action Request to the Commission be denied.

Background Statement

CRA-NC is a non-profit corporation that promotes and protects community wealth and raises awareness on important issues of consumer welfare. Over the past several years, CRA-NC has increasingly focused on the issue of predatory lending, both in North Carolina and throughout the country. In particular, CRA-NC has been particularly active in its efforts to eliminate predatory lending in the context of payday lending.

As part of its work to limit the negative impacts of predatory lending, generally, and payday lending, specifically, CRA-NC seeks to limit the access that such lenders have to credit from regulated banks, as well as from other sources. To this end, last year CRA-NC sought to have proposals, the content of which were substantially similar to that of the Proposal, included in the 2005 proxy materials for the Company and Bank of America Corporation ("Bank of America"). In each case, CRA-NC met all the stock

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org ownership requirements established by the Commission with respect to shareholder proposals and the proposals were submitted in a timely fashion with each company.

Bank of America sought to omit the CRA-NC proposal from its 2005 proxy materials, and requested confirmation from the Commission that the staff would not recommend enforcement action in case of such an omission (the "Bank of America No Action Request"). The Commission has granted the Bank of America No Action Request (the "Bank of America No Action Letter"). *Bank of America Corporation* (March 7, 2005).

Conversely, the Company included CRA-NC's proposal in its 2005 proxy material (the "2005 Proposal"). The Board of Directors, however, issued an accompanying statement in opposition to the proposal. Notwithstanding the Board's opposition, the proposal was well received by the shareholders, receiving approximately 3.74% of the vote. Ownership of the Company is highly diversified. Approximately 68% of the Company's common stock is held by institutional and mutual owners, with its largest shareholder holding only 4.98% of the shares. Even its top institutional owners hold less than 1% of shares, and the mean institutional ownership is well under 0.10%. Therefore, a 3.74% vote in favor of the proposal represents a very significant level of shareholder interest in this matter.

Despite the evidence showing that the subject matter of the Proposal is of significant shareholder interest, the Company now seeks to exclude the Proposal from inclusion in its 2006 proxy materials. Its No Action Request is in all material respects identical to the Bank of America No Action Request. However, as described in more detail below, the current circumstances are far different than those that were operative when the Commission considered the Bank of America No Action Request. In light of these changed circumstances, CRA-NC respectfully requests that the No Action Request be denied. The bases for this request are set forth below.

1. **Significant social policy issues override the ordinary business basis for exclusion under Rule 14a-8(i)(7).**

Pursuant to Rule 14a-8(i)(7), a company may generally exclude a shareholder proposal if the proposal pertains to the ordinary business operations of the company. Despite this general rule, it has been established that "proposals relating to [certain tasks so fundamental to management's ability to run a company on a day-to-day basis] but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998). The Commission has determined that proposals pertaining to the issue of predatory lending raise issues of social policy and are, therefore, generally not excludable under Rule 14a-8(i)(7). *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000) (shareholder proposals requesting the creation of a committee to ensure that neither company engages in predatory lending practices were not excludable under Rule 14a-8(i)(7)). CRA-NC contends that the Proposal raises significant social policy issues for at least three reasons.

A. Financing Provided by the Company Facilitates Predatory Lending by Certain of Its Customers.

While lending decisions by financial institutions are generally a matter of ordinary business, that is not the case in this situation. In the instant case, the Company acknowledges that it may provide credit to payday lenders (see discussion in Section II.B, below). The extension of such credit to payday lenders is critical to their operations and is the most important "raw material" in the product that such lenders market to consumers. As a result, the Company's role with respect to the product (i.e. payday lending) is not that of mere credit provider, but is essentially equivalent to that of component supplier. Thus, the fact that the product ultimately marketed by any customer of the Company who is engaged in payday lending relates to a matter of important social policy, means that the Company's activities with respect to this limited area of its business also raise important social policy concerns and are a proper matter for shareholder attention.

Given the supplier-like nature of the relationship between the Company and any of its customers engaged in payday lending, the situation here is analogous to the business relationship found in *Kimberly-Clark Corporation* (February 22, 1990). In *Kimberly-Clark*, the company was as a supplier of paper products used by tobacco companies to manufacture cigarettes. The Commission disallowed the exclusion of a shareholder proposal that prohibited the company from transacting any business related to tobacco products. As discussed above, the Company's relationships with any payday lenders that it finances is analogous to those in question in *Kimberly-Clark* and, as in that matter, the Company's request to exclude CRA-NC's narrowly tailored proposal should be denied.

B. The Company May Be Providing Credit to Certain Customers that Are Engaged in Illegal Payday Lending Activities.

In support of its contention that the Proposal may be excluded under Rule 14a-8(i)(7), The Company asserts in its No Action Request that it makes loans to only non-prime lenders and consumer finance company's, including payday lenders, that "engage in legal business activities." The content of the Company's argument on this point appears to be that if the activities of its customers who are payday lenders are legal, then the extension of credit by the Company to finance such activities cannot raise significant social policy issues.

Bank of America made the same argument in the Bank of America No Action Letter Request. Regardless of whether Bank of America's contention was true at the time it was made, it appears that the Company's assertion on this point may not be accurate. For example, payday lending is now illegal in at least four states: Georgia, New York,

North Carolina and Texas. Thus, to the extent the Company is providing credit to any payday lenders operating in any of these states, contrary to its position in the No Action Request, it would be making loans to customers engaged not only in predatory lending, but, by doing so, in an illegal activity.

For example, since North Carolina determined that payday lending within the state is illegal, the North Carolina Attorney General has aggressively prosecuted payday lenders. During this time, the State has brought at least six enforcement actions against payday lenders and it has prevailed in the action brought against Advance America. See *State of North Carolina v. NCCS Loans, Inc.*, 2005 N.C. App. LEXIS 2588 (N.C. App. 2005); *See also* Statement from Attorney General Roy Cooper on Advance America Case (December 22, 2005) *at* http://www.ncdoj.com/DocumentStreamerClient?directory=PressReleases/&file=advance americarulingdecember05.pdf.

Thus, unlike the circumstances surrounding the Commission's consideration of the Bank of America No Action Request, it is clear that several states have determined that payday lending is an illegal activity. As a result, when the Company provides credit to a payday lender, the transaction not only implicates a matter of important social policy, but it may be to a customer that will use the credit to finance illegal activities. This is further evidence that, while it may have been proper to permit Bank of America to exclude CRA-NC's prior proposal under Rule 14a-8(i)(7), the factual situation surrounding the Company's request to exclude the Proposal is substantially different and does not support the Company's position with respect to the exclusion of the Proposal. As a result, unlike the proposal at issue in the Bank of America situation, the Proposal clearly raises an issue of significant social policy and the Company should not be permitted to exclude it under Rule 14a-8(i)(7).

C. Financing Provided by the Company to Payday Lenders is a Matter of Significant Interest to Shareholders and is Within Their Competence.

Unlike, the 2005 proposal CRA-NC submitted to Bank of America, the subject matter of the Proposal has already been considered by the Company's shareholders and been determined to be an important issue by a substantial number of shareholders. As noted above, the 2005 Proposal received 3.74% of the vote of the Company's shareholders. This is roughly equivalent to the level of support received by proposals related to other proposals addressing issues of significant social policy, such as predatory lending, executive compensation and the environment.

The substantial vote in favor of the 2005 Proposal, which was in all material respects identical to the Proposal, suggests that not only is the subject matter of the Proposal of importance to the Company's shareholders, but it is within their competence. Unlike the typical decisions about lending activities by the Company, which are highly technical and require significant expertise and familiarity with its credit policies, the Proposal addresses a basic matter of social policy to which any shareholder is able to respond in an informed way.

If permitted to exclude the Proposal, the Company would be allowed to deprive shareholders of the fundamental right to express their views on a matter that is related to an issue the Commission has recognized as a matter of important social policy, and which is not so specialized that it should properly be solely within the provenance of the board of directors. Further, the fact that the 2005 Proposal received nearly 4% of the eligible votes in connection with the Company's 2005 proxy suggests that, unlike most of the Company's general operational matters, the Proposal raises issues of significant interest to shareholders and should not be excluded under Rule 14a-8(i)(7).

2. **The Proposal does not affect pre-existing legal obligations, therefore, Company should not be able to omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6).**

The Proposal does not require the Company to terminate or modify, in any way, any of its pre-existing legal obligations with its current clients. The language of the Proposal itself makes it clear that the requested policy change is intended to apply only to future obligations of the Company. The use of the term "will not provide" in the Proposal clearly indicates that the Proposal is directed only at future actions by the Company.

It is not the proponent's intention to require any action on the part of the Company that would cause it to violate its current legal obligations, including those under its outstanding credit agreements. See *The Goldfield Corporation* (March 28, 2001) (allowing a proponent to avoid a violation of rules 14a-8(i)(2) and 14a-8(i)(6) "if the proposal were revised to apply to approval of only future contractual obligations."); and *CoBancorp Inc.* (February 22, 1996) (allowing a proponent to avoid a violation "if the proposal were revised to indicate that it applies only to... future grants."). Accordingly, while the proposal does not affect any pre-existing legal obligations, and the Company should not be able to omit it, the proponent requests that it be allowed to revise its proposal if recommended by the Commission staff.

3. **The Proposal is not vague and indefinite, therefore, the Company should not be able to omit the Proposal pursuant to Rule 14a-8(i)(3).**

A. The term "payday lending" is sufficiently clear and definite.

The Company seems to make much of the fact that there is, as yet, no universally accepted definition of the term "payday lending" in use by legislators or those in the banking industry. This, however, is not sufficient reason to reject the Proposal as being vague and indefinite. While there may be some continuing debate over what constitutes the outer margins of the definition, the fundamental core of what constitutes a "payday lender" is well established. This fact is confirmed by the Company's own admission in its letter to the Commission of December 22, 2005 in which it states that "...many states have adopted laws or regulations purporting to regulate this type of business...." If the term is sufficiently clear for these "many states" to establish a regulatory system, it is difficult to conclude that the term is so "false and misleading" as to be excludable from the Company's proxy materials. Further confirmation of the ability of the Company to ascertain the meaning of the term can be seen in its claim that this Proposal would cause it to violate its legal obligation to current clients Advance America and Cash Advance Centers, Inc. The Company's ability to clearly identify these clients as falling within the definition of a "payday lender" belies its claim that the term is so vague and indefinite as to be false and misleading. Moreover, the fact that North Carolina has specifically identified Advance America as an illegal payday lender, and in fact, the North Carolina Attorney General has prevailed on an enforcement action against Advance America, clearly takes away any ambiguity or vagueness about the term.

It also should be noted that a definition of the term "payday loans" was provided in the recitations accompanying the Proposal. This definition is taken from the current, generally accepted definition of the term as used by bank regulators. Again, if the term is able to be defined sufficiently for bank regulators and for state legislators, it should be sufficiently clear for use in the Proposal.

Further, the term "payday loan" as defined in the Proposal and as generally defined by bank regulators requires more than merely that the loan be short-term. Additional requirements include that the loans be for a small amount and that borrowers promise to repay them out of their next paycheck or deposit of funds. Therefore, the Company's stated concern that the Proposal would extend to such entities as colleges, universities and grocery stores that may provide some short-term loans in limited circumstances is irrelevant.

Notwithstanding our belief that the term as it is given can be sufficiently understood both by the Company, and its shareholders, we are willing to provide further clarification of the term if the Commission so desires. See *First Mariner Bancorp* (January 10, 2005) (proposal is not excludable under Rule 14a-8(i)(3) despite alleged lack of an explicit definition for "independent"); *Hormel Foods Corporation* (October 22, 2004) (proposal is not excludable under Rule 14a-8(i)(3) despite alleged lack of an explicit definition for "sustainability report"); *Massey Energy Company* (March 1, 2004) (proposal is not excludable under Rule 14a-8(i)(3) despite lack of an explicit definition for "senior executive officers," "base salary," "bonus" and "fringe benefits."); and *Exxon Mobil Corporation* (March 1, 2004) (proposal is not excludable under Rule 14a-8(i)(3) despite alleged lack of an explicit definition for "employees of color" and "glass ceiling").

B. The term "other banking services" is sufficiently clear and definite.

It is apparent from the context of the Proposal that the term "other banking services" refers to other lending-related services provided by the Company to payday lenders. The inclusion of this term was intended to ensure that the Company would not circumvent the Proposal by engaging in a game of semantics, by providing essentially lending services to payday lenders without calling those services a "loan."

It is not the proponent's intention that the Proposal require the Company to cut off all access to their ATM machines, deposit accounts and the like since these services are unrelated to the lending activity that is the subject of the Proposal.

Again, notwithstanding our belief that the term "other banking services" is sufficiently understood within its context, we remain willing to implement any changes that the Commission requests in order to resolve any alleged ambiguities to its satisfaction.

Conclusion

Companies that finance payday lenders play a critical role in financing the predatory lending of these companies. Additionally, they expose themselves to reputational, regulatory and litigation risks. As a result, many lenders, such as SunTrust, have unilaterally decided not to continue to provide credit in this narrow segment of the market. Further, through their vote in support of the 2005 proposal, a significant percentage of the Company's shareholders have already indicated that they think the Proposal is important and should be adopted.

CRA-NC respectfully requests that, for these reasons, as well as those noted throughout this letter, the Commission find that the arguments presented in the letter of December 22, 2005 by the Company are without merit and deny the Company's request for no-action relief.

Very truly yours,

The Community Reinvestment Association of North Carolina

By: Peter Skillern /AHF

Peter Skillern, Executive Director

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 22, 2005

The proposal requests that the board implement a policy mandating that Wells Fargo will not provide "credit or other banking services to lenders that are engaged in payday lending."

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wells Fargo relies.

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser